UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Genius Products Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37229R107
(CUSIP Number)

November 29, 2000
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Name Gerald J. Sommers Gift Trust for James U/A/D 12/29/94


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER
0

6. SHARED VOTING POWER
1,063,000 shares of Common Stock

7. SOLE DISPOSITIVE POWER
0

8. SHARED DISPOSITIVE POWER
See Row 6 above.

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
[ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Approximately 7% as of the date of filing of this statement (based on 15,190,975 shares of Common Stock issued and outstanding as of November 15, 2000).

12. TYPE OF REPORTING PERSON*
OO

1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Name James Sommers

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]


3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER
0

6. SHARED VOTING POWER
1,063,000 shares of Common Stock

7. SOLE DISPOSITIVE POWER
0

8. SHARED DISPOSITIVE POWER
See Row 6 above.

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
[ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Approximately 7% as of the date of filing of this statement (based on 15,190,975 shares of Common Stock issued and outstanding as of November 15, 2000).

12. TYPE OF REPORTING PERSON*
IN

1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Name Gerald J. Sommers 1997 Gift Trust for James U/A/D 12/29/97

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]


3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5. SOLE VOTING POWER
0

6. SHARED VOTING POWER
1,063,000 shares of Common Stock

7. SOLE DISPOSITIVE POWER
0

8. SHARED DISPOSITIVE POWER
See Row 6 above.

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
[ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Approximately 7% as of the date of filing of this statement (based on 15,190,975 shares of Common Stock issued and outstanding as of November 15, 2000).

12. TYPE OF REPORTING PERSON*
OO

1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Name Janet Kritek, as trustee for the Gerald J. Sommers Gift Trust for James U/A/D 12/29/94 and the Gerald J. Sommers 1997 Gift
Trust for James U/A/D 12/29/97

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER
0

6. SHARED VOTING POWER
1,063,000 shares of Common Stock

7. SOLE DISPOSITIVE POWER
0

8. SHARED DISPOSITIVE POWER
See Row 6 above.

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
[ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Approximately 7% as of the date of filing of this statement (based on 15,190,975 shares of Common Stock issued and outstanding as of November 15, 2000).

12. TYPE OF REPORTING PERSON*
HC

Item 1(a) Name of Issuer:
GENIUS PRODUCTS INC.

1(b) Address of Issuer's Principal Executive Offices:
11250 El Camino Real #100
San Diego, CA  92127

Item 2(a) Name of Person Filing
Item 2(b) Address of Principal Business Office
Item 2(c) Citizenship

James Sommers
3633 Willow Crest Ave.
Studio City, CA  91604
U.S. Citizen

Gerald J. Sommers Gift Trust for James U/A/D 12/29/94
c/o Janet A. Kritek
1611 Rose Tree Lane
Mount Prospect, IL 60056
Illinois Gift Trust

Gerald J. Sommers 1997 Gift Trust for James U/A/D 12/29/97
c/o Janet A. Kritek
1611 Rose Tree Lane
Mount Prospect, IL 60056
Illinois Gift Trust

Janet A. Kritek
1611 Rose Tree Lane
Mount Prospect, IL 60056
U.S. Citizen

2(d) Title of Class of Securities:
Common Stock

2(e) CUSIP Number:
37229R107

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [__] Broker or dealer registered under Section 15 of the Exchange Act;

(b)  [__] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) [__] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) [__] Investment company registered under Section 8 of the Investment Company Act;

(e)  [__] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);

(f) [__] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [__] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h) [__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)  [__] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4    Ownership:
(a)  Amount beneficially owned:
1,063,000 shares of Common Stock

(b)  Percent of Class:
Approximately 7% (based on 15,190,975 shares of Common Stock issued and outstanding as of November 15, 2000).

(c)  Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote:  0

(ii) shared power to vote or to direct the vote: See item (a) above.

(iii) sole power to dispose or to direct the disposition of:  0

(iv) shared power to dispose or to direct the disposition of: See item (a) above.

Item 5    Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another
Person:
Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
Company:
Not Applicable.

Item 8    Identification and Classification of Members of the
Group:
Not Applicable.

Item 9    Notice of Dissolution of Group:
Not Applicable.

Item 10   Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


December 11, 2000

/s/ Janet A. Kritek

Gerald J. Sommers 1997 Gift Trust for James U/A/D
12/29/97

By:   Janet Kritek, as Trustee for the Gerald J.
Sommers 1997 Gift Trust for James U/A/D 12/29/97

December 11, 2000

/s/ Janet A. Kritek

Gerald J. Sommers Gift Trust for James U/A/D
12/29/94

By:   Janet Kritek, as Trustee for the Gerald J.
Sommers Gift Trust for James U/A/D 12/29/94

December 11, 2000

/s/ Janet Kritek

By:  Janet Kritek, as trustee for the Gerald J.
Sommers Gift Trust for James U/A/D 12/29/94 and
the Gerald J. Sommers 1997 Gift Trust for James
U/A/D 12/29/97

December 11, 2000

/s/ James Sommers

By:  James Sommers